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                          January 17, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Kevin Richard Benning
       Property General Manager
       Studio City International Holdings Ltd
       36th Floor, The Centrium
       60 Wyndham Street
       Central
       Hong Kong

                                                        Re: Studio City
International Holdings Ltd
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 3,
2022
                                                            File No. 333-261406

       Dear Kevin Richard Benning:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.



              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Maryse
Mills-Apenteng at 202-551-3457 with any questions.
 Kevin Richard Benning
Studio City International Holdings Ltd
January 17, 2023
Page 2




FirstName LastNameKevin Richard Benning               Sincerely,
Comapany NameStudio City International Holdings Ltd
                                                      Division of Corporation
Finance
January 17, 2023 Page 2                               Office of Real Estate &
Construction
FirstName LastName